Exhibit I

CAPITAL CLEAN ENERGY CARRIERS CORP. ANNOUNCES SECOND QUARTER 2025 FINANCIAL RESULTS

ATHENS, Greece, July 31, 2025 (GLOBE NEWSWIRE) – Capital Clean Energy Carriers Corp. (the “Company,” “CCEC”, “we” or “us”) (NASDAQ: CCEC), an international owner of ocean-going vessels, today released its financial results for the second quarter ended June 30, 2025.

Key Quarterly Highlights

•	Announced dividend of $0.15 for the second quarter of 2025

•	Secured financing for two of our vessels under construction

The Company announced in November 2023 its decision to shift its strategic focus towards the transportation of various forms of gas to industrial customers, including liquefied natural gas (“LNG”) and emerging new commodities in connection with the energy transition. As a result, the Company agreed to acquire 11 newbuild LNG carriers (“LNG/Cs”) (the “Newbuild LNG/C Vessels”) and in June 2024, the Company further expanded its gas-focused portfolio with the acquisition of 10 gas carriers, including four LCO2/multi gas and six LPG-ammonia carriers (the “Gas Fleet”). Since December 2023, the Company has also completed the sale of 12 container vessels.

In view of this strategic shift, we present our financial results on a continuing operations basis, except for where reference is made to discontinued operations. Financial results from continuing operations include revenues, expenses and cash flows arising from our 15 vessels currently in-the-water, including 12 latest generation LNG/Cs and three 13,000 twenty equivalent unit (“TEU”) Neo-Panamax container vessels.

Financial results from discontinued operations include revenues, expenses and cash flows arising from the 12 container vessels we have sold following the announcement of our strategic shift in November 2023. Please refer to Appendix A Discontinued Operations.

Key Financial Highlights (continuing operations)

	Three-month period ended June 30,
	2025	2024	Increase/ (Decrease)
Revenues	$104.2 million	$82.1 million	27%
Expenses	$47.6 million	$40.0 million	19%
Interest expense and finance cost	$28.9 million	$30.7 million	(6%)
Net Income	$29.9 million	$12.3 million	143%
Average number of vessels[1]	15.0	12.7	18%

Management Commentary

Mr. Jerry Kalogiratos, Chief Executive Officer of CCEC, commented:

“The second quarter of 2025 marked a period of consolidation, as we continued to build upon the significant progress achieved in the prior quarter toward our strategic objectives. While we have no exposure to the spot LNG market, it is encouraging to see short-term and spot charter rates trending upward. This positive pricing environment, combined with the continued retirement of older LNG carriers, underscores the growing economic cost and regulatory pressures on legacy tonnage. We anticipate this rationalization trend to persist, further reinforcing the long-term value of our latest generation fleet.”

“Looking ahead, our growth trajectory is underpinned by the scheduled delivery of 16 gas carriers—including six latest-generation LNG carriers and ten LPG, ammonia, and LCO2 -capable vessels—over the next three years. We are pleased to have secured financing for two of our newbuilds on attractive terms, significantly de-risking our capital plan. Concurrently, we remain in active discussions with potential charterers for our open vessels and continue to position the Company as a leading U.S.-listed platform dedicated to LNG and broader gas shipping solutions.”

Overview of Second Quarter 2025 Results

Net income for the quarter ended June 30, 2025, was $29.9 million, compared with net income of $12.3 million for the second quarter of 2024.

[1]

Average number of vessels is measured by aggregating the number of days each vessel was part of our fleet during the period and dividing such aggregate number by the number of calendar days in the period.

Total revenue for the quarter ended June 30, 2025, was $104.2 million, compared to $82.1 million during the second quarter of 2024. The increase in revenue was attributable to the delivery of three Newbuild LNG/C Vessels during the second quarter of 2024. The average number of vessels in our fleet increased to 15.0 from 12.7 in the same quarter of last year.

Total expenses for the quarter ended June 30, 2025, were $47.6 million, compared to $40.0 million in the second quarter of 2024. Total vessel operating expenses during the second quarter of 2025 amounted to $17.4 million, compared to $15.3 million during the second quarter of 2024. The increase in vessel operating expenses was mainly due to the increase in the average number of vessels in our fleet. Total expenses for the second quarter of 2025 also include vessel depreciation and amortization of $24.2 million, compared to $19.6 million in the second quarter of 2024. The increase in depreciation and amortization during the second quarter of 2025 was attributable to the increase in the average number of vessels in our fleet. General and administrative expenses for the second quarter of 2025 amounted to $3.9 million, up from $3.3 million in the second quarter of 2024, on the back of higher costs incurred in connection with our equity compensation incentive plan.

Total other expenses, net for the quarter ended June 30, 2025, were $26.6 million compared to $29.8 million for the second quarter of 2024. Total other expenses, net include interest expense and finance cost of $28.9 million for the second quarter of 2025, compared to $30.7 million for the second quarter of 2024. The decrease in interest expense and finance cost was mainly attributable to the decrease in the weighted average interest rate charged on our debt, partly set off by the increase in our average indebtedness compared to the second quarter of 2024.

Company Capitalization

As of June 30, 2025, total cash amounted to $357.2 million. Total cash includes restricted cash of $21.5 million, which represents the minimum liquidity requirement under our financing arrangements.

As of June 30, 2025, the Company’s total shareholders’ equity amounted to $1,438.9 million, an increase of $95.9 million compared to $1,343.0 million as of December 31, 2024. The increase for the six months to June 30, 2025 reflects net income (including net income from discontinued operations) of $110.5 million, amortization associated with the equity incentive plan of $2.9 million, net proceeds of $0.2 million under the Company’s ATM Program (as defined below) and other comprehensive income of $0.2 million relating to the net effect of the cross-currency swap agreement we designated as an accounting hedge, partly offset by distributions declared and paid during the period in a total amount of $17.8 million.

As of June 30, 2025, the Company’s total debt was $2,564.7 million before deferred financing costs, reflecting a decrease of $33.6 million compared to $2,598.3 million as of December 31, 2024. The decrease is attributable to the scheduled principal payments for the period of $66.1 million, partly offset by a $32.5 million increase in the U.S. Dollar equivalent, as of June 30, 2025, of the euro-denominated bonds issued by CPLP Shipping Holdings Plc in July 2022 and October 2021.

As of June 30, 2025, the weighted average margin on our floating debt amounting to $2,035.6 million was 1.7% over SOFR and the weighted average interest rate on our fixed rate debt amounting to $529.1 million was 4.4%.

Under-Construction Fleet Update

The Company’s under-construction fleet includes six latest generation LNG/Cs (comprising the remaining Newbuild LNG/C Vessels that have not yet been delivered to the Company) and the Gas Fleet. The following table sets out the Company’s schedule of expected capex payments for its under-construction fleet as of June 30, 2025.

Capex Schedule of CCEC in USD million, as of June 30, 2025:

	2025		2026				2027			TOTAL
	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Newbuild LNG/C	25.6	50.5	25.0	51.2	393.7		702.2	—	—	1,248.2
Gas Fleet	15.4	22.0	74.0	105.4	123.2	47.7	89.3	46.9	35.9	559.8
TOTAL	41.0	72.5	99.0	156.6	516.9	47.7	791.5	46.9	35.9	1,808.0

Financing Updates

On June 26, 2025, we entered into a new five-year financing agreement for two LCO2/multi-gas carriers that are part of our under-construction Gas Fleet, namely the M/V Amadeus and M/V Athenian (each 22,000 CBM, Hyundai Heavy Industries), with scheduled deliveries in the second and fourth quarters of 2026, respectively. The expected financing amount per vessel is $50.9 million, which can increase to up to $58.7 million, if long-term employment is secured. The expected amount will be repayable in 20 quarterly installments of $0.6 million, together with a $38.1 million balloon payment at maturity.

ATM Program

On January 27, 2025, we entered into an Open Market Sale Agreement with Jefferies LLC, under which we may sell, from time to time through Jefferies LLC, as our sales agent, new common shares having an aggregate offering amount of up to $75.0 million (the “ATM Program”). During the quarter ending June 30, 2025, the Company issued and sold 7,954 shares pursuant to the ATM Program at an average price of $22.44 per share gross of sale expenses.

Quarterly Dividend Distribution

On July 24, 2025, the Board of Directors of the Company declared a cash dividend per share of $0.15 for the second quarter of 2025 payable on August 8, 2025, to shareholders of record on August 4, 2025.

LNG Market Update

During the second quarter of 2025, the LNG shipping spot and short-term market exhibited signs of recovery.

The combination of long-awaited project startups most notably Canada LNG, increased demand for cargoes in the Atlantic and Mediterranean basins, and a higher level of geopolitical uncertainty led to the average spot market rates in the second quarter of 2025 reaching $30,000 per day, an increase of approximately 80% from the average of the first quarter of 2025.

Another dynamic during the quarter has been the record number of vessel removals, with four older vessels being sold for demolition in the second quarter, taking the 2025 year-to-date total to ten, with news around the potential sale of another two vessels circulating the market. As a point of reference, 2024 was a record year in terms of demolitions, with a total of eight vessels sold throughout the whole calendar year.

One-year time charter rates also increased during the second quarter, with the average one-year time charter rates reaching around $40,000 per day, representing a 25% increase compared to the previous quarter. The commercial removal of older, smaller and less efficient vessels has been accelerating and is expected to continue at this pace as these vessels are expected to face even greater pressure from an increasingly rigorous regulatory environment. Currently, the older technology steam turbine fleet comprises approximately 200 vessels or around 30% of the fleet in the water.

Mid- and long-term rates have continued to command a significant premium to the spot market, with the five-to-ten-year range for a newbuild vessel delivering in 2027 being between $85,000 and $90,000/day.

Turning to the global LNG/C orderbook, there are 285 newbuild LNG/C vessels on order with 17 vessels delivered during the second quarter of 2025. Of those 285 LNG/C newbuilds, analysts expect that only 23 vessels are accounted as open, with CCEC controlling four of these open vessels. Another encouraging data point comes from the substantial slowing in contracting for new LNG/Cs. The last two quarters have seen just eight new LNG/Cs being ordered compared to a quarterly average of 24 contracts between 2021 and 2024. New build asset prices remain firm at around $250 to $260 million depending on vessel specification and delivery position with lead times for delivery well over three years.

We expect the long-term prospects for modern, state-of the art LNG/C vessels to remain robust given that the underlying global demand for LNG continues to be strong, with 39.02 mtpa of LNG Sales and Purchase Agreements (“SPAs”) being signed year to date, particularly from Asian and European counterparties. Moreover, the second quarter has brought another Final Investment Decision (“FID”) from Cheniere on Corpus Christi Midscale Trains 8 and 9, with another seven more projects expecting to reach FID over the next 6 to 12 months, bringing a significant number of LNG shipping requirements going forward.

Implementation of Dividend Reinvestment Plan

The Company announced on June 10, 2025 that it has implemented a Dividend Reinvestment Plan (the “Plan”) to provide our shareholders with a convenient and economical way to reinvest cash dividends to purchase our common shares.

The Plan is open to existing shareholders of the Company and investors who become shareholders of the Company in the future outside of the Plan.

Conference Call and Webcast

Today, July 31, 2025, the Company will host an interactive conference call at 8am am Eastern Time to discuss the financial results.

Conference Call Details

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 877 405 1226 (US Toll-Free Dial In) or +1 201 689 7823 (US and Standard International Dial In). Please quote “Capital Clean Energy” to the operator and/or conference ID 13754092. Click here for additional International Toll - Free access numbers

Alternatively, participants can register for the call using the “call me” option for a faster connection to join the conference call. You can enter your phone number and let the system call you right away. Click here for the call me option.

Slides and Audio Webcast

There will also be a live, and then archived, webcast of the conference call and accompanying slides, available through the Company’s website. To listen to the archived audio file, visit our website http://ir.capitalcleanenergycarriers.com/ and click on Webcasts & Presentations under our Investor Relations page. Participants in the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Clean Energy Carriers Corp.

Capital Clean Energy Carriers Corp. (NASDAQ: CCEC), an international shipping company, is one of the world’s leading platforms of gas carriage solutions with a focus on energy transition. CCEC’s in-the-water fleet includes 15 high specification vessels, including 12 latest generation LNG/Cs and three legacy Neo-Panamax container vessels. In addition, CCEC’s under-construction fleet includes six additional latest generation LNG/Cs, six dual-fuel medium gas carriers and four handy LCO2/multi-gas carriers, to be delivered between the first quarter of 2026 and the third quarter of 2027.

For more information about the Company, please visit: www.capitalcleanenergycarriers.com

Forward-Looking Statements

The statements in this press release that are not historical facts, including, among other things, statements related to CCEC’s ability to pursue growth opportunities and CCEC’s expectations or objectives regarding future vessel deliveries,and charter rate expectations, are forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. For a discussion of factors that could materially affect the outcome of forward-looking statements and other risks and uncertainties, see “Risk Factors” in our annual report filed with the SEC on Form 20-F for the year ended December 31, 2024, filed on April 17, 2025. Unless required by law, CCEC expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, to conform them to actual results or otherwise. CCEC does not assume any responsibility for the accuracy and completeness of the forward-looking statements. You are cautioned not to place undue reliance on forward-looking statements.

Contact Details:

Investor Relations / Media

Brian Gallagher

EVP Investor Relations

Tel. +44 (770) 368 4996

E-mail: b.gallagher@capitalmaritime.comm

Nicolas Bornozis/Markella Kara

Capital Link, Inc. (New York)

Tel. +1-212-661-7566

E-mail: ccec@capitallink.com

Source: Capital Clean Energy Carriers Corp.

Capital Clean Energy Carriers Corp.

Unaudited Condensed Consolidated Statements of Comprehensive Income

(In thousands of United States Dollars, except for number of shares and earnings per share)

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2025	2024	2025	2024
Revenues	104,159	82,086	213,540	158,252

Expenses:
Voyage expenses	2,127	1,840	3,370	5,030
Vessel operating expenses	14,913	13,075	30,333	25,824
Vessel operating expenses - related parties	2,467	2,209	4,954	4,324
General and administrative expenses	3,915	3,302	8,044	7,723
Vessel depreciation and amortization	24,191	19,552	48,386	37,773

Operating income, net	56,546	42,108	118,453	77,578

Other (expense)/ income, net:
Interest expense and finance cost	(28,879)	(30,717)	(59,602)	(62,488)
Other income, net	2,246	952	3,884	2,835

Total other expense, net	(26,633)	(29,765)	(55,718)	(59,653)

Net income from continuing operations	29,913	12,343	62,735	17,925

Net (loss)/ income from discontinued operations	(149)	21,841	47,746	50,155

Net income from operations	29,764	34,184	110,481	68,080

Net income attributable to General Partner	—	215	—	428
Net income attributable to unvested shares	—	153	—	305
Net income attributable to common shareholders	29,764	33,816	110,481	67,347
Net income from continuing operations per:
Common shares, basic and diluted	0.51	0.23	1.07	0.33
Weighted average shares outstanding:
Common shares, basic and diluted	58,718,689	54,887,313	58,718,005	54,851,934
Net income from discontinued operations per:
Common shares, basic and diluted	—	0.39	0.81	0.90
Weighted average shares outstanding:
Common shares, basic and diluted	58,718,689	54,887,313	58,718,005	54,851,934
Net income from operations per:
Common shares, basic and diluted	0.51	0.62	1.88	1.23
Weighted average shares outstanding:
Common shares, basic and diluted	58,718,689	54,887,313	58,718,005	54,851,934

Capital Clean Energy Carriers Corp.

Unaudited Condensed Consolidated Balance Sheets

(In thousands of United States Dollars)

	As of June 30, 2025	As of December 31, 2024
Assets
Current assets
Cash and cash equivalents	$335,615	$313,988
Trade accounts receivable, net	7,243	3,853
Prepayments and other assets	8,547	7,512
Due from related party	—	1,131
Inventories	4,639	4,844
Claims	865	865
Derivative assets	2,420	—
Current assets of discontinued operations	1,303	73,350

Total current assets	360,632	405,543

Fixed assets
Advances for vessels under construction – related party	54,000	54,000
Vessels, net and vessels under construction	3,609,388	3,527,305

Total fixed assets	3,663,388	3,581,305

Other non-current assets
Above market acquired charters	84,267	101,574
Deferred charges, net	834	361
Restricted cash	21,547	22,521
Derivative assets	14,846	1,574
Prepayments and other assets	24	4

Total non-current assets	3,784,906	3,707,339

Total assets	$4,145,538	$4,112,882

Liabilities and Shareholders’ Equity
Current liabilities
Current portion of long-term debt, net	$129,076	$128,383
Trade accounts payable	10,450	15,119
Due to related parties	5,538	3,542
Accrued liabilities	37,230	32,157
Deferred revenue	18,236	29,804
Derivative liabilities	—	18,114
Current liabilities of discontinued operations	16,754	16,372

Total current liabilities	217,284	243,491

Long-term liabilities
Long-term debt, net	2,417,579	2,450,129
Below market acquired charters	68,895	75,659
Deferred revenue	2,927	634

Total long-term liabilities	2,489,401	2,526,422

Total liabilities	2,706,685	2,769,913

Commitments and contingencies	—	—

Total shareholders’ equity	1,438,853	1,342,969

Total liabilities and shareholders’ equity	$4,145,538	$4,112,882

Capital Clean Energy Carriers Corp.

Unaudited Condensed Consolidated Statements of Cash Flows

(In thousands of United States Dollars)

	For the six-month ended June 30,
	2025	2024
Cash flows from operating activities of continuing operations:
Net income from operations	$110,481	$68,080
Less: Net income from discontinued operations	(47,746)	(50,155)
Net income from continuing operations	62,735	17,925
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation and amortization	48,386	37,773
Amortization and write-off of deferred financing costs	1,993	1,399
Amortization / accretion of above / below market acquired charters	10,543	6,871
Amortization of ineffective portion of derivatives	(103)	(105)
Equity compensation expense	3,171	3,517
Change in fair value of derivatives	(20,534)	5,043
Unrealized bonds exchange differences	19,488	(5,538)
Changes in operating assets and liabilities:
Trade accounts receivable, net	(3,390)	(2,545)
Prepayments and other assets	(1,055)	815
Due from related party	1,131	621
Inventories	205	(1,838)
Trade accounts payable	(4,559)	1,543
Due to related parties	1,996	3,194
Accrued liabilities	4,691	10,364
Deferred revenue	(9,275)	(3,479)

Net cash provided by operating activities of continuing operations	$115,423	$75,560

Cash flows from investing activities of continuing operations:
Vessel acquisitions, vessels under construction and improvements including time and bareboat charter agreements	(130,533)	(1,135,341)
(Expenses for sale of vessels paid, net of proceeds from sale of vessels)	(220)	(220)

Net cash used in investing activities of continuing operations	$(130,753)	$(1,135,561)

Cash flows from financing activities of continuing operations:
Proceeds from long-term debt	—	1,017,000
Deferred financing and offering costs paid	(436)	(8,929)
Payments of long-term debt	(66,127)	(242,515)
Dividends paid	(17,803)	(16,747)
Proceeds from offering	173	—

Net cash (used in) / provided by financing activities of continuing operations	$(84,193)	$748,809

Net decrease in cash, cash equivalents and restricted cash from continuing operations	$(99,523)	$(311,192)

Cash flows from discontinued operations
Operating activities	373	27,754
Investing activities	119,803	271,813
Financing activities	—	(91,332)

Net increase in cash, cash equivalents and restricted cash from discontinued operations	120,176	208,235

Net increase / (decrease) in cash, cash equivalents and restricted cash	20,653	(102,957)

Cash, cash equivalents and restricted cash at the beginning of the period	$336,509	$204,141

Cash, cash equivalents and restricted cash at the end of the period	$357,162	$101,184

Supplemental cash flow information
Cash paid for interest	$56,210	57,125
Non-Cash Investing and Financing Activities
Capital expenditures included in liabilities	3,797	4,605
Capitalized dry-docking costs included in liabilities	3,129	4,149
Deferred financing and offering costs included in liabilities	324	173
Expenses for sale of vessels included in liabilities	7,602	5,275
Seller’s credit agreements in connection with the acquisition of vessel owning companies	—	134,764
Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	335,615	88,264
Restricted cash - non-current assets	21,547	12,920

Total cash, cash equivalents and restricted cash shown in the statements of cash flows	$357,162	101,184

Appendix A

I.	Discontinued Operations - Vessels

Name of Vessel	Type	TEU	Memorandum of Agreement Date	Delivery
M/V Akadimos	Neo Panamax Container Vessel	9,288	January 31, 2024	March 8, 2024
M/V Long Beach Express	Panamax Container Vessel	5,089	December 15, 2023	February 26, 2024
M/V Seattle Express	Panamax Container Vessel	5,089	February 14, 2024	April 26, 2024
M/V Fos Express	Panamax Container Vessel	5,089	February 14, 2024	May 3, 2024
M/V Athenian	Neo Panamax Container Vessel	9,954	March 1, 2024	April 22, 2024
M/V Athos	Neo Panamax Container Vessel	9,954	March 1, 2024	April 22, 2024
M/V Aristomenis	Neo Panamax Container Vessel	9,954	March 1, 2024	May 3, 2024
M/V Hyundai Premium	Neo Panamax Container Vessel	5,023	September 12, 2024	November 22, 2024
M/V Hyundai Paramount	Neo Panamax Container Vessel	5,023	September 12, 2024	December 20, 2024
M/V Hyundai Prestige	Neo Panamax Container Vessel	5,023	September 12, 2024	December 5, 2024
M/V Hyundai Privilege	Neo Panamax Container Vessel	5,023	September 12, 2024	January 10, 2025
M/V Hyundai Platinum	Neo Panamax Container Vessel	5,023	September 12, 2024	March 10, 2025

During the six-month period ended June 30, 2025, the Company disposed of the following vessels recognizing, a gain on sale of vessels of $46,213.

Vessel	MOA Date	Delivery date
M/V Hyundai Privilege	September 12, 2024	January 10, 2025
M/V Hyundai Platinum	September 12, 2024	March 10, 2025

II.	Discontinued Operations - Unaudited Condensed Consolidated Statements of Comprehensive Income (In thousands of United States Dollars)

	For the three-month periods ended June 30,		For the six-month periods ended June 30,
	2025	2024	2025	2024
Revenues	—	15,585	2,482	43,913

Expenses / (income), net:
Voyage expenses	—	321	35	988
Vessel operating expenses	112	4,315	1,065	11,121
Vessel operating expenses - related party	—	627	90	1,635
Vessel depreciation and amortization	—	3,024	—	8,765
Gain on sale of vessels	—	(15,191)	(46,213)	(31,602)

Operating (loss)/ income, net	(112)	22,489	47,505	53,006

Other income / (expense), net:
Interest expense and finance cost	—	(705)	(1)	(2,977)
Other (expense)/ income, net	(37)	57	242	126

Total other (expense)/ income, net	(37)	(648)	241	(2,851)

Net (loss)/ income from discontinued operations	(149)	21,841	47,746	50,155

III.	Discontinued Operations - Unaudited Condensed selected balance sheets information (In thousands of United States Dollars)

	As of June 30, 2025	As of December 31, 2024
Cash and cash equivalents	$4	$38
Trade accounts receivable, net	770	636
Prepayments and other assets	480	907
Claims	49	49
Assets held for sale	—	71,720

Total current assets of discontinued operations	1,303	73,350

Trade accounts payable	9,741	3,026
Accrued liabilities	7,013	12,443
Deferred revenue	—	903

Total current liabilities of discontinued operations	16,754	16,372